UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

15046060

SEC Mail Processing Section
MAR 03 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Courtlandt Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 Michelson Dr., Suite 700
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Cruz 949-612-2935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W. Olympic Blvd., #875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, Michael Cruz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Courtlandt Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Title

Notary Public

ALICIA NICOLE WUNDERLICH
COMM. #2002414
Notary Public - California
Orange County
My Comm. Expires Dec. 29, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Courtlandt Securities Corporation

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2014

Table of Contents

	PAGE
SEC FORM -17A-5	1-3
Report of Independent Registered Public Accountant	4-5
Statement of Financial Condition	6
Statement of Income	7
Statement of Changes in Shareholder's Equity	8
Statement of Cash Flows	9
Notes to Financial Statements	10-13
Supplementary Information	
Schedule I Statement of Net Capital	14
Schedule II Determination of Reserve Requirements	16
Schedule III Information Relating to Possession or Control	17
Exemption Report Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Report of Independent Registered Public Accounting Firm	18-19

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of ORANGE

On FEBRUARY 26, 2015 before me, ALICIA NICOLE WUNDERLICH, NOTARY PUBLIC.
(Here insert name and title of the officer)

personally appeared MICHAEL CRUZ.

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

(Notary Seal)

ALICIA NICOLE WUNDERLICH
COMM. #2002414
Notary Public - California
Orange County
My Comm. Expires Dec. 29, 2016
NR01

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ____

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he/she/they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - Indicate title or type of attached document, number of pages and date.
  - Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document.

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Auditor's Standard Report

To the Board of Directors and Shareholders
of Courtlandt Securities Corporation

I have audited the accompanying statement of financial condition of Courtlandt Securities Corporation as of December 31, 2014 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Courtlandt Securities Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Courtlandt Securities Corporation as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, and Information for Possession or Control Requirements Under Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Courtlandt Securities Corporation's financial statements. The supplemental information is the responsibility of Courtlandt Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

To the Board of Directors and Shareholders
of Courtlandt Securities Corporation

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015

Courtlandt Securities Corporation
Statement of Financial Condition
December 31, 2014

Assets

Cash		$ 24,217
Commissions receivable		19,490
Pre-paid Assets - CRD		1,248
Total Assets		$ 44,955

Liabilities and Shareholder's Equity

Liabilities		
Accounts payable		$ 14,631
Total Liabilities		14,631
Shareholder's Equity		
Common stock, $10 par value, 100,000 shares authorized; 1,000 shares outstanding	$ 10,000	
Paid in capital	350,866	
Retained (deficit)	(330,542)	
Total Shareholder's Equity		30,324
Total Liabilities and Shareholder's Equity		$ 44,955

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Statement of Income
For the Year Ended December 31, 2014

Revenue	$ 421,676
Operating Expenses	436,802
Net Operating Loss	(15,126)
Other Income	
Interest Income	0
Total Other Income	0
Income Before Income Taxes	(15,126)
Tax Provision	30
Net Loss	$ (15,156)

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2014

	Common Stock Shares	Common Stock	Paid – In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2013	1,000	$10,000	$350,866	$(315,386)	$ 45,480
Capital Contributed					
Net Loss				(15,156)	(15,156)
Balance, December 31, 2014	1,000	$10,000	$350,866	$ (330,542)	$ 30,324

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:	
Net Loss	$(15,156)
Changes in operating assets and liabilities:	
Accounts Receivable	5,000
Commission Rec	2,706
Trails & CRD Account	(20)
Accounts Payable	(11,840)
Net cash used by operating activities	(19,310)
Net decrease in cash	(19,310)
Cash at beginning of year	43,527 *
Cash at December 31, 2014	$ 24,217

* Rounded down $1 to balance

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Notes to Financial Statements
December 31, 2014

Note 1 - Organization and Nature of Business

Courtlandt Securities Corporation (the Company) is a California corporation incorporated on June 7, 2005 and approved by the NASD in February 2006. The company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a General Securities Broker/Dealer. The Company does not hold customer funds or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company is licensed to conduct the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Underwriter or selling group participant (corporate securities other than mutual funds)
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Real estate syndicator
- Broker or dealer selling oil and gas interests
- Broker or dealer selling tax shelters or limited partnerships in primary distributions
- Non-exchange member arranging for transaction in listed securities by exchange member
- Private placements of securities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Based upon the income reported, the commissions earned from the sale of mutual funds and investment company shares represent the major portion of the business.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Income Taxes – (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

Assets	Level 1	Level 2	Level 3	Total
Cash and securities	$24,217	-	-	$24,217

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 19,489	$ 11,844

Note 5 – Related Party Transactions

The Company entered into an agreement with an affiliate wherein the affiliate agrees to pay certain of the Company's expenses in consideration for exclusive marketing and sales consideration.

Under the terms of the agreement, the affiliate will pay 100% of the rent, telephone and other occupancy costs of the Company. In addition, the affiliate will pay 100% of the salaries, expenses and benefits for the shared employees (other than commissions from broker/dealer transactions) for the exclusive marketing activities from the Company. Based on the expense sharing agreement, the reimbursement of these expenses by the Company is not mandatory, and is not considered the Company's obligation. Pursuant to SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5, the affiliate maintains a separate schedule of these expenses on a monthly basis.

For the year 2014, as of December 31, 2014, the Company does not owe any additional funds to the related party, and therefore, does not have any amount that should be listed in the Accounts Payable or Accrued liabilities in the Statement of Financial Condition.

Note 6 - Concentration of Credit Risk

The Company is engaged in trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014 the Company had net capital of $9,586 which was $4,586 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.52 to 1.

Note 8 – Income Taxes

The Company, with consent of its shareholder, has elected to be an S corporation and accordingly has its income taxes under Section 1372 of the Internal Revenue code, which provides that in lieu of corporation income taxes, the stockholder is taxed on the Company's taxable income. Therefore, no provision of liability for Federal income taxes is included in these financial statements. The state of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum tax of $800.

Note 9 – Clearing Broker Deposit

As of 12/31/14, the Company does not having an agreement with a clearing broker.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is licensed as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. During the audit period, the Company did not act as an introducing broker-dealer although it intends to return to those operations at some point in the future. During the audit period, the Company operated under the Exemption from SEC 15c3-3 (k)(2)(i).

Note 11 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 26, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Courtlandt Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2014

Computation of Net Capital		
Total ownership equity from statement of financial condition		$ 30,324
Non allowable assets -		
Commission Receivable	$ 19,490	
Other assets	1,248	
		(20,738)
Net Capital		$ 9,586
Computation of Net Capital Requirements		
Minimum net aggregate indebtedness- .067% of net aggregate indebtedness		$ 975
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above amounts)		$ 5,000
Excess Capital		$ 4,586
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)		$ 8,123
Computation of Aggregate Indebtedness		
Total liabilities		$ 14,631
Percentage of aggregate indebtedness to net capital		153%

Reconciliation

The following is a reconciliation as of December 31, 2014 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4).

Unaudited	$ 14,861
Audit adjustments	5,275
Audited	$ 9,586

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Schedule of Revenue and Operating Expenses
For the Year Ended December 31, 2014

Revenue

Commissions Income	$ 290,137
Trails	2,360
Fees and Other Income	129,179
Total Revenue	$421,676

Operating Expenses

Bank service charges	$ 945
Commissions	292,128
Insurance	1,871
Education & Training	794
Professional fees	49,855
Postage & Delivery	10,950
Office Expenses	33,670
License Fees	546
Travel and entertainment	9,139
Regulatory Fees	16,301
Miscellaneous (Inc State Tax)	966
Sponsor-Specific Expenses	19,667
Total Expenses	$436,832

See Accompanying Notes to Financial Statements

Courtlandt Securities Corporation
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December, 2014

A computation of reserve requirement is not applicable to Courtlandt Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Courtlandt Securities Corporation
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Courtlandt Securities Corporation as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Courtlandt
SECURITIES CORPORATION

800-994-7094
949-251-6901 tel
949-251-6911 fax

P.O. Box 11929
Newport Beach, CA 92658
www.courtlandtgroup.com

Member FINRA SIPC

Feb 25, 2015

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Courtlandt Securities Corp. met the Section 240.15c3-3(k)(2)(i) exemption for the period June 1, 2014 through December 31, 2014.

Sincerely,

Michael L. Cruz
President

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Report of Independent Registered Public Accounting Firm

Exemption Report Review

To the Board of Directors and Shareholders
of Courtlandt Securities Corporation

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Courtlandt Securities Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Courtlandt Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) Courtlandt Securities Corporation stated that Courtlandt Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Courtlandt Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Courtlandt Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 26, 2015